Launch Event Video

We hosted close to 30 backers and supporters in our headquarters in Austin on December 17 to celebrate our shipping launch and to give our community a sneak peek at our Omni Arena multiplayer experience. The night was a great success. Check out the following video with footage and testimonials of the event and guests playing Omni Arena:

Omni Arena eSports Tournament at CES 2016

We are currently putting the final touches on our booth at CES 2016 in Las Vegas, where we will host the first VR eSports tournament featuring four Omnis on stage and live commentators calling the action. We are an official partner of HTC at the show and have the latest Vive HMD kits on display.

Players will compete in Omni Arena, an arena-style first-person shooter demo experience made specifically for VR and the Omni. We will showcase two different gameplay modes at CES. In our Co-Op mode, two players work together to defend a central core that is attacked by a series of enemies.

In "Hard Point", players compete to achieve the highest score by defending a hard point in the Arena while trying to shoot each other.

PLAYER SCORE
PLAYER SCORE

Playing multiplayer Omni Arena with the Omni highlights how the solitary, seated VR experience can be elevated to active, addictive, and social VR gameplay that is absolute FUN. We can't wait to continue the development of this game and share more with you soon!

Potentially Investing in Virtuix

We often receive inquiries from our backers and supporters about how they can invest and purchase shares in Virtuix. Thanks to the recent JOBS Act Regulation A, now everyone may have a chance to invest in tech startups alongside Silicon Valley venture capitalists and global institutional investors.

As is common when startups begin shipping their first product, we too are looking to raise a “Series A” round of financing in early 2016, which will fund our future growth and further product development. Given that we were kickstarted by our amazing community, and that we would not be here today if it weren’t for your ongoing support, we are considering structuring our next financing round as a Reg A offering, which would be open to our community. If Virtuix ever makes it big thanks to your support, we believe you should have the opportunity to share in its success.

We have launched a “Testing-The-Waters” campaign on SeedInvest to collect non-binding indications of interest from potential investors, which will help us decide if a Reg A offering is the right option for us. Your feedback will help us decide whether we should pursue a Reg A offering for our next round of financing.

If you are interested to learn more and would like to indicate your interest in potentially investing in Virtuix alongside Silicon Valley VC’s, please visit the link below. We invite you to become part of the next chapter of our story!

www.seedinvest.com/virtuix

As always please join us on our Forums if you’d like to discuss this update or anything VR related: http://forum.virtuix.com Best regards,

Jan and the Virtuix Team

Legal Disclaimer: Virtuix Holdings, Inc. (“Virtuix”) is “testing the waters” to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by the Commission. A preliminary offering circular that forms a part of the offering statement has been filed with the commission, a copy of which may be obtained from www.seedinvest.com/virtuix.

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